Consolidated Financial Statements

Response Biomedical Corp.
(Expressed in Canadian dollars)
December 31, 2005 and 2004

AUDITORS’ REPORT

To the Shareholders of
Response Biomedical Corp.

We have audited the consolidated balance sheets of Response Biomedical Corp. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
March 3, 2006 (except for Note 17	Chartered Accountants
which is as of April 7, 2006).

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 3, 2006 (except for Note 17 which is as of April 7, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,
March 3, 2006 (except for Note 17	Chartered Accountants
which is as of April 7, 2006).

Response Biomedical Corp.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

As at December 31	(Expressed in Canadian dollars)

	2005	2004
	$	$

ASSETS [note 8]
Current
Cash	173,094	2,716,902
Trade receivables [note 3]	421,672	244,785
Other receivables	62,448	40,777
Inventories [note 4]	693,915	1,024,111
Prepaid expenses and other	70,578	52,076
Total current assets	1,421,707	4,078,651
Property, plant and equipment [note 5]	710,400	394,253
Deferred financing costs [notes 6,7and 8]	121,832	71,880
	2,253,939	4,544,784

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Bank indebtedness [note 7]	1,070,514	-
Accounts payable and accrued liabilities	2,334,513	859,502
Subscription funds received [notes 10[a][i] and 17[a]]	766,045	-
Deferred revenue - current portion	156,187	90,505
Deferred lease inducement - current portion	-	7,450
Total current liabilities	4,327,259	957,457
Deferred revenue	92,888	155,271
Convertible debentures [note 8]	1,012,584	-
Deferred lease inducement	-	1,240
	5,432,731	1,113,968
Commitments and contingencies [note 13]
Shareholders’ equity (deficiency)
Share capital [note 10[a]]	35,743,700	35,606,778
Contributed surplus [notes 7, 8,10[a] and 10[c]]	5,341,423	3,662,970
Deficit	(44,263,915)	(35,838,932)
Total shareholders’ equity (deficiency)	(3,178,792)	3,430,816
	2,253,939	4,544,784

See accompanying notes
On behalf of the Board:

/s/ William J. Radvak	/s/ Brian G. Richards
William J. Radvak	Brian G. Richards
Director	Director

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31	(Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

REVENUE
Contract service fees and revenues from
collaborative research arrangements [note 14]	401,042	549,685	455,958
Product sales [note 14]	3,088,638	2,127,196	827,795
Total revenue	3,489,680	2,676,881	1,283,753
Less: cost of sales - products and services [note 10 [c]]	1,652,033	1,388,549	742,564
Gross profit	1,837,647	1,288,332	541,189

EXPENSES
General and administrative [notes 10 [c] and 11]	2,386,328	1,893,327	1,316,790
Research and development [note 10 [c]]	4,387,304	2,394,974	2,169,461
Marketing and business development [note 10 [c]]	3,319,288	1,758,918	855,502
Total expenses	10,092,920	6,047,219	4,341,753

OTHER EXPENSE
Interest expense [notes 7, 8 and 9]	92,379	35,263	78,304
Interest income	(13,417)	(2,948)	(457)
Amortization of deferred financing costs [note 6]	73,047	138,016	329,039
Gain on disposal of property, plant and equipment	(6,834)	-	-
Foreign exchange (gain) loss	24,535	9,757	(15,848)
Total other expense	169,710	180,088	391,038
Loss for the year	(8,424,983)	(4,938,975)	(4,191,602)

Deficit, beginning of year	(35,838,932)	(30,899,957)	(26,708,355)
Deficit, end of year	(44,263,915)	(35,838,932)	(30,899,957)

Loss per common share - basic and diluted
[note 10[f]]	($0.12)	($0.08)	($0.09)

Weighted average number of common shares
outstanding [note 10[f]]	67,631,104	58,713,725	48,164,132

See accompanying notes

Response Biomedical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	(Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(8,424,983)	(4,938,975)	(4,191,602)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	218,921	206,816	135,816
Gain on disposal of property, plant and equipment	(6,834)	-	-
Stock-based compensation	1,007,525	814,682	136,918
Amortization of deferred loan costs	73,047	138,016	329,039
Accretion of convertible debentures	48,040	-	-
Deferred leasehold inducement	(8,690)	(7,447)	16,137
Changes in non-cash working capital:
Trade receivables	(176,887)	(93,227)	(24,330)
Other receivables	(21,671)	(26,695)	12,824
Inventories	330,196	(449,831)	(246,283)
Prepaid expenses and other	(18,502)	(37,696)	84,531
Accounts payable and accrued liabilities	1,475,011	149,630	311,613
Deferred revenue	3,299	194,568	-
Cash used in operating activities	(5,501,528)	(4,050,159)	(3,435,337)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(535,068)	(312,907)	(197,495)
Proceeds on disposal of property, plant and equipment	6,834	-	-
Cash used in investing activities	(528,234)	(312,907)	(197,495)

FINANCING ACTIVITIES
Proceeds from issuance of common shares,
and warrants, net of share issue costs [note 10[a]]	141,085	8,661,177	3,253,964
Proceeds from (repayment of) bank indebtedness	1,070,514	(1,401,786)	198,370
Proceeds from issuance of debentures	1,579,000	-	-
Deferred financing and share issue costs	(70,690)	-	-
Proceeds from (repayment of) loans from shareholders
and directors	-	(180,279)	180,279
Proceeds from share subscriptions	766,045	-	-
Cash provided by financing activities	3,485,954	7,079,112	3,632,613

Increase (decrease) in cash during the year	(2,543,808)	2,716,046	(219)
Cash, beginning of year	2,716,902	856	1,075
Cash, end of year	173,094	2,716,902	856

Supplemental disclosure
Interest paid	44,339	35,263	78,304

See accompanying notes

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

Response Biomedical Corp. (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP® (Rapid Analyte Measurement Platform).

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses to date and as at December 31, 2005 had an accumulated deficit of $44,263,915. The Company’s ability to continue as a going concern is dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth [see note 17[a] relating to financing in 2006]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corp. and its wholly-owned subsidiaries, Response Biomedical Inc., an active United States company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over its estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Deferred financing and share issue costs

Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share 3

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards for consultants and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to officers, directors and employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

Government assistance

Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures.

3. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, restricted cash, trade receivables, other receivables and accounts payable, the carrying amounts approximate fair values due to their short-term nature. The carrying values of the convertible debentures approximate fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2005, four [2004 - five] customers represent 76% [2004 - 72%] of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company’s loans having fixed and variable interest rates.

4. INVENTORIES

	2005	2004
	$	$

Raw materials	355,985	293,642
Work in process	37,770	94,535
Finished goods	300,160	635,934
	693,915	1,024,111

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

5. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2005
Office furniture and equipment	20,789	20,789	-
Office computer equipment	70,595	57,475	13,120
Laboratory furniture and equipment	447,805	395,426	52,379
Laboratory computer equipment	303,865	161,328	142,537
Computer software	67,396	39,799	27,597
Manufacturing equipment	485,091	60,646	424,445
Manufacturing molds	167,200	159,914	7,286
Leasehold improvements	110,823	67,787	43,036
	1,673,564	963,164	710,400

2004
Office furniture and equipment	26,588	26,588	-
Office computer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430,459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

Included in manufacturing equipment at December 31, 2005 is $158,000 of equipment which has not been amortized as it has not been put in use. Amortization expense amounted to $218,921 for the year ended December 31, 2005 [2004 - $206,816].

6. DEFERRED FINANCING AND SHARE ISSUE COSTS

	2005	2004
	$	$

Deferred financing costs	90,885	71,880
Less: amortization	(1,360)	-
Deferred share issue costs	32,307	-
	121,832	71,880

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

6. DEFERRED FINANCING AND SHARE ISSUE COSTS (cont’d.)

On December 31, 2005, the Company had capitalized financing costs of $90,885 [2004 - $71,880] and recorded amortization expense in the year ended December 31, 2005 of $73,047 including amortization of costs capitalized in 2004 [2004 - $138,016; 2003 - $329,039] [see notes 7 and 8].

7. BANK INDEBTEDNESS

As at December 31, 2005 the Company has a credit facility of up to U.S.$1,000,000 [2004 -U.S.$1,000,000] with a Canadian chartered bank of which $1,070,514 [U.S.$918,187] [2004 -$nil] was utilized as at December 31, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank’s prime rate which at December 31, 2005 was 5.0% [2004 - 4.25%] . This credit facility was guaranteed by a shareholder up to December 31, 2005. Upon the expiry of the credit facility, the shareholder agreed to guarantee another otherwise identical line of credit established under the same terms with a six month expiry date on June 30, 2006. In consideration for providing the guarantee in December 2005, the Company issued to the guarantor a total of 449,250 warrants. Each warrant entitles the guarantor to purchase one common share of the Company at a price of $0.42 for the term of the loan guarantee, subject to a hold period expiring on May 1, 2006 [2004 – 449,250 non-transferable share purchase warrants expiring on December 31, 2005][see note 17[b] related to the subsequent exercise of warrants and termination of the facility].

The estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 in 2005 [2004 - $71,880] has been credited to contributed surplus and recorded as deferred financing costs and is being amortized over the term of the credit facility.

Interest expense for the year ended December 31, 2005 amounted to $22,537 [2004 - $34,488; 2003 - $58,970].

8. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is $0.42 per common share for the first two years, and $0.47 per common share in the third year.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (cont’d.)

The Company has the right to redeem the debentures for either cash or common shares, at market price, if the volume weighted average trading price exceeds 200 per cent of the conversion price for 10 consecutive trading days.

In accordance with Section 3861 of the CICA Handbook, the proceeds of the debentures have been allocated to their debt and equity components. The liability component has been initially recorded as $964,545 which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,955 has been recorded in contributed surplus. The liability component is being accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at December 31, 2005, the accounting value of the debt amounted to $1,012,584.

In addition, the Company incurred $30,023 in transaction costs which have been allocated to deferred financing costs and contributed surplus in the amounts of $18,342 and $11,681, respectively.

For the year ended December 31, 2005, interest expense, including accretion of the debentures, amounted to $69,842.

As collateral, pursuant to convertible debenture agreements, the debenture holders have been provided a charge over all of the Company’s assets.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors which at December 31, 2003 amounted to $180,279. The loans were without collateral, bore interest at 9% per annum and were repayable on demand with maturity dates to June 30, 2004. During the year ended December 31, 2004, the loans plus accrued interest were repaid in full. Interest expense for the year ended December 31, 2004 amounted to $5,872 [2003 - $5,587].

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL

[a]	Authorized - Unlimited common shares without par value.

Issued and outstanding	Number	Amount
	#	$
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs of $14,630	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [ii and iii]	7,661,667	3,637,470
Issued as a finders fee	100,000	-
Issued as agent work fee	-	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:
Exercise of stock options	265,000	141,085
Share issue costs	-	(9,419)
Issued for non-cash:
Stock-based compensation related to stock options exercised	-	5,256
Balance, December 31, 2005	67,700,472	35,743,700

[i]

In December 2005, the Company announced the undertaking of a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement. Shares and warrants are subject to a four-month hold period from the date of close. As at December 31, 2005, $766,045 was received and is reported as subscription funds received on the balance sheet.

[ii]

In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10.	SHARE CAPITAL (cont’d.)

one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

In connection with the financing, the Company paid a cash commission of $178,200, legal and professional fees of $65,249 and granted 100,000 units to the agent of this financing. The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option has been recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71.35%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[iii]

In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finders fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant.

Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $1.15 per share expiring June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 72.70%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and will terminate May 3, 2007. The exercise price of the options is determined by the Compensation Committee, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options generally vest over a period of 18 months and the term may not exceed five years. Of the 11,500,000 [December 31, 2004 – 11,500,000] stock options authorized for grant under the 2005 Plan, 1,392,350 stock options are available for grant at December 31, 2005.

At December 31, 2005 the following stock options were outstanding:

		Options outstanding		Options exercisable
		December 31, 2005		December 31, 2005
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	shares	remaining	average	options currently	average
prices	under option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$

0.27 - 0.39	1,172,950	1.16	0.28	1,104,925	0.27
0.40 - 0.49	245,300	4.29	0.45	96,189	0.45
0.50 - 0.59	5,037,250	2.94	0.51	3,071,377	0.50
0.60 - 0.69	401,800	2.98	0.64	288,200	0.63
0.72 - 0.79	1,746,100	2.64	0.73	1,477,139	0.73
0.80 - 0.89	1,348,400	3.12	0.81	1,169,275	0.81
0.90 - 1.27	74,850	2.13	1.03	72,350	1.03
	10,026,650	2.71	0.57	7,279,455	0.57

The options expire at various dates from January 6, 2006 to December 30, 2010.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
	Number of	average
	optioned	exercise
	common shares	price
	#	$
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57

The exercise price equaled the fair market value on the date of grant for all options granted during the years ended December 31, 2005, 2004 and 2003.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[b]	Stock option plan (cont’d.)

During 2005, the Company amended the expiry dates of certain stock options, as follows:

Number of shares under option	Exercise price	Date of expiry	Date of expiry
#	$	previous	current

100,000	0.61	March 1, 2005	May 1, 2007
200,000	0.50	August 1, 2005	June 20, 2006
300,000

During 2005, the Company reduced the exercise price of certain stock options, as follows:

Number of shares under option	Exercise price	Exercise price
#	previous $	current $

40,000	0.69	0.67
200,500	0.75	0.47 – 0.66
240,500

[c]	Stock-based compensation

For the year ended December 31, 2005, the Company recognized compensation expense of $935,021 [2004 - $434,182; 2003 - $82,518] as a result of stock options granted to officers, directors and employees recognized and compensation expense of $72,504 [2004 - $380,500; 2003 - $54,400] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[c]	Stock-based compensation (cont’d.)

	2005	2004	2003

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	103%	128%	99%
Risk-free interest rate	3.24%	3.36%	3.14%
Expected life	2.3 years	2.45 years	1.65 years
Fair value per share	$0.30	$0.42	$0.21

The following table shows stock-based compensation allocated by type of cost:

	2005	2004	2003
	$	$	$

Cost of sales - products and services	72,591	84,102	11,597
General and administrative	514,702	449,620	106,672
Research and development	215,617	179,360	15,633
Marketing and business development	204,615	101,600	3,016
	1,007,525	814,682	136,918

The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

	2005	2004	2003
	$	$	$

Loss for the year, as reported	(8,424,983)	(4,938,975)	(4,191,602)
Pro forma compensation expense	-	-	(393,392)
Pro forma loss for the year	(8,424,983)	(4,938,975)	(4,584,994)
Pro forma loss per share - basic and diluted	(0.12)	(0.08)	(0.09)

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[d]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow may be released in 12 tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At December 31, 2005 no escrow shares have been requested to be released.

[e]	Common share purchase warrants

At December 31, 2005, the following common share purchase warrants were outstanding:

Number of
common shares	Exercise price
issuable	$	Expiry date

1,875,000	1.15	June 21, 2006
449,250	0.42	June 30, 2006
2,005,832	1.50	December 30, 2006
1,879,010	0.50	October 21, 2007
6,209,092	1.01

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to a June 21, 2004 financing.

In addition, at December 31, 2005, the Company has an agent option outstanding entitling the agent to purchase 391,167 units exercisable at a price of $0.75 per unit. Each unit comprises one common share and one-half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.50 per share until December 30, 2006, the expiry date of the option.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont’d.)

[e]	Common share purchase warrants (cont’d.)

Common share purchase warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
	#	$
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01

[f]	Loss per common share

	2005	2004	2003

Numerator
Loss for the year	($8,424,983)	($4,938,975)	($4,191,602)

Denominator
Weighted average number of common shares
outstanding	67,631,104	58,713,725	48,989,132
Less: escrowed shares [note 10[d]]	-	-	(825,000)
Weighted average number of common shares
outstanding	67,631,104	58,713,725	48,164,132

Loss per common share - basic and diluted	($0.12)	($0.08)	($0.09)

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS

In addition to the transaction described in note 9, the following payments were made to directors or companies related to or under their control:

	2005	2004	2003
	$	$	$

General and administrative
Strategic consulting services	85,301	71,930	-
Share issue costs	-	20,522	-

On February 4, 2004, a consultant to the Company was elected to the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant a monthly fee of U.S.$5,000. The term of the agreement expired June 21, 2005 when the director did not stand for re-election at the Company’s annual general meeting.

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party within thirty (30) days written notice.

A person who joined the board of directors in June 2005, entered into a consulting agreement with the Company for which the amount of $19,800 was paid to a company wholly owned and controlled by this director for consulting services provided in the last two months of 2005.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

12. INCOME TAXES

At December 31, 2005 the Company had approximately $21,314,000 of non-capital loss carry forwards, approximately $2,563,000 of federal investment tax credits and approximately $1,067,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$

2006	-	149,000	2,058,000
2007	-	111,000	3,164,000
2008	-	153,000	2,157,000
2009	-	227,000	2,986,000
2010	239,000	430,000	2,906,000
2011	213,000	384,000	-
2012	129,000	233,000	-
2013	93,000	168,000	-
2014	176,000	317,000	2,601,000
2015	217,000	391,000	5,442,000
	1,067,000	2,563,000	21,314,000

In addition, the Company has unclaimed tax deductions of approximately $9,770,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $2484,000.

Significant components of the Company’s future tax assets as of December 31, 2005 are shown below.

	2005	2004
	$	$

Future tax assets:
Book amortization in excess of tax capital cost allowance	547,000	628,000
Non-capital loss carry forwards	7,273,000	6,016,000
Research and development deductions and credits	5,724,,000	5,689,000
Share issue costs	109,000	133,000
Unearned revenue	113,000	88,000
Unrealized foreign exchange	78,000	71,000
Total future tax assets	13,844,000	12,625,000
Valuation allowance	(13,844,000)	(12,625,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

12. INCOME TAXES (cont’d.)

has been recorded and no future tax assets have been recognized as at December 31, 2005 and 2004.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.87% [2004 - 35.62%; 2003 - 37.62%] statutory tax rate, at December 31, 2005 is:

	2005	2004	2003
	$	$	$

Income taxes (recovery) at statutory rates	(2,938,000)	(1,759,000)	(1,577,000)
Expenses not deductible for tax purposes	359,000	206,000	175,000
Non-capital losses for which no
benefit has been recognized	1,898,000	962,000	784,000
Other temporary differences for which no
benefit has been recognized	681,000	591,000	618,000
	-	-	-

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

[i]

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $10,500 for the year ended December 31, 2005 [2004 - $28,500; 2003 - $nil]

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[a]	Research and license agreements (cont’d.)

[ii]

On July 26, 2005, the Company and Roche Diagnostics entered into a licensing agreement whereby the Company was granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize a RAMP test for NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key marker for a broad array of cardiovascular conditions. The remaining financial commitment by the Company to Roche Diagnostics for licensing NT-proBNP is as follows:

U.S. $400,000 on October 24, 2005,
U.S. $500,000 on the earlier of receipt of 510K U.S. regulatory clearance or July 26, 2006,
U.S. $250,000 on January 26, 2007,
U.S. $250,000 on April 26, 2007, and
U.S. $500,000 on July 26, 2007.

The Company and Roche Diagnostics agreed to defer the U.S. $400,000 payment due on October 24, 2005 and accordingly at December 31, 2005 this amount is included in the accounts payable and accrued liabilities.

The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable.

[b]	Indemnification of directors and officers

The Company has entered into indemnification agreements with all officers and directors. The maximum potential of the future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[c]	Indemnification of third parties (cont’d.)

The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a Supply Agreement (the “Agreement”) with a supplier, effective September 2003 for certain reagents for the Company’s West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In 2005, the Company paid $87,460 [2004 - $50,101; 2003 - $nil] of royalties to the supplier.

[e]	Marketing program

During the year ended December 31, 2004, the Company received a contribution of $49,700 [2003 - $nil] under Industry Canada’s Program for Export Market Development (the “Program”) for reimbursement of certain expenses related to sales and marketing efforts in the United States. Pursuant to the Program, the Company is required to repay to Industry Canada an amount representing 4% of incremental sales as defined in the Program up to April 2007. As at December 31, 2004 the criteria for repayment has not been met. The amount of $49,700 has been treated as a reduction of marketing and business development expenses in the statements of loss and deficit. In 2005, the Company repaid the amount of $4,506 as defined in the Program. This repayment has been recorded as a marketing and business development expense in the statement of loss and deficit.

[f]	Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi- use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d.)

[f]	Lease agreements (cont’d.)

sub-landlord a total gross monthly rent of approximately $61,000 plus maintenance and utilities. Rent expense for the year ended December 31, 2005 was $300,680 [2004 - $208,552; 2003 - $229,170].

[g]	Finder’s fees

Finder’s fees of $117,813 are payable upon exercise of the share purchase warrants issued pursuant to the June 2004 private placement [note 10[e]].

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with primarily all of its assets and operations located in Canada. Company’s revenues are generated from product sales primarily in Canada, the United States, Europe, and Asia. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2005, all of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2004 - three customers for a total of $434,251; 2003 - five customers for a total of $455,958].

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

	2005	2004	2003
	$	$	$

Canada	-	255,250	40,484
United States	149,782	243,227	415,474
Asia	251,260	51,208	-
Total	401,042	549,685	455,958

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d.)

Product sales by customer location were as follows:

	2005	2004	2003
	$	$	$

Canada	186,593	112,021	96,087
United States	2,052,642	1,422,476	455,414
Europe	79,540	42,128	88,040
Asia	759,855	517,755	137,738
Other	10,008	32,816	50,516
Total	3,088,638	2,127,196	827,795

Product sales by type of product are as follows:

	2005	2004	2003
	$	$	$

Biodefense products	1,642,705	879,637	567,872
Clinical products	738,456	506,475	170,781
Vector products (West Nile Virus)	707,477	741,084	89,142
Total	3,088,638	2,127,196	827,795

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

For U.S. GAAP purposes, the Company elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), “Accounting for Stock-Based Compensation– Transition and Disclosure”, an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock-Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2003. As the

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP during the year ended December 31, 2003 with respect to employee stock-based awards, no difference arises for the periods presented.

[b]	Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c]

For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such re-pricings are not subject to variable plan accounting and therefore upon adoption of SFAS 123 on January 1, 2003, the Company no longer records additional compensation expense. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options

There are no differences in the loss and the loss per common share in the years ended December 31, 2003, 2004 and 2005 between Canadian GAAP and U.S. GAAP.

If U.S. GAAP were followed, the following balance sheet items would be effected:

	2005	2004
	$	$

Contributed surplus	5,789,525	4,105,816
Deficit	(44,706,761)	(36,281,778)

[d]	Accounts payable and accrued liabilities comprise:

	2005	2004
	$	$

Trade accounts payable	1,260,030	472,828
Employee-related accruals	346,133	258,165
License fees payable [note 13[a][ii]]	466,360	-
Other accrued liabilities	261,990	128,509
	2,334,513	859,502

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]	Pro forma information – Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock- based transactions prior to January 1, 2003. See note 10[c] for the weighted average assumptions used in the Black-Scholes option pricing model.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2005	2004	2003
	$	$	$

Loss for the period U.S. GAAP	(8,424,983)	(4,938,975)	(4,191,602)
Add: Stock-based compensation
expense included in reported loss above	1,007,525	814,682	136,918
Deduct: Total stock-based compensation
expense using fair value based method for
all awards	(1,007,525)	(814,682)	(185,857)
Pro forma loss for the period	(8,424,983)	(4,938,975)	(4,240,541)

Basic and diluted loss per common share
As reported	($0.12)	($0.08)	($0.09)
Pro forma	($0.12)	($0.08)	($0.09)

[f]	Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share- Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. The Company will be required to adopt the revised standard on January 1, 2006.

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f]	Recent accounting pronouncements (cont’d)

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 16[e] to these consolidated financial statements.

17. SUBSEQUENT EVENTS

[a]

On March 30, 2006, the Company closed private placements raising gross proceeds of $12,000,000. The financing is comprised of a $10,000,000 brokered private placement, and a $2,000,000 non-brokered private placement which was previously announced in December 2005 [see note 10[a][i]].

The financing consisted of an aggregate total of 24,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant with a four-month hold period expiring on July 31, 2006. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. On the brokered private placement, the Company paid commissions of 7% cash and 7% warrants exercisable to purchase common shares at $0.62 per share for 24 months. A finder’s fee of approximately $33,000 was paid on a portion of the non-brokered financing. The proceeds from the financing will be used for general working capital purposes, repayment of the U.S.$1 million line of credit, capital equipment acquisitions required for the scale up of the Company’s manufacturing processes, and to expedite the commercialization of lead new product candidates.

With the closing of the financing, five new Board members were appointed to replace existing board members. Each new Board Member was granted options to purchase 400,000 common shares in the Company, exercisable at $0.58 per share until March 30, 2011. In addition, two individuals each received 66,666 common shares of the Company in consideration for agreeing to join and assisting in the reorganization of the Company’s Board. Remaining directors have been granted an aggregate total of 532,500 options at an exercise price of $0.58 until March 7, 2011, to replace a total of 532,500 options that expired in February 2006. A total of 1,600,000 stock options held by the former Board members were cancelled.

In addition, the Company amended the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to

Response Biomedical Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004	(Expressed in Canadian dollars)

17. SUBSEQUENT EVENTS (cont’d.)

$0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

[b]

The Company’s line of credit in the amount of U.S.$1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 [see note 7] was automatically repaid following the closing of $12,000,000 private placement described in note 17[a]. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

[c]

Subsequent to December 31, 2005, the Company issued 673,325 common shares pursuant to the exercise of stock options for gross proceeds of $346,115; 464,720 common shares pursuant to the exercise of warrants for gross proceeds of $88,000, and 209,523 common shares pursuant to the conversion of debentures.